Mail Stop 4561

December 16, 2009

G. Michael Bridge, Esq.
JDA Software Group, Inc.
14400 North 87th Street
Scottsdale, AZ 85260

      Re: **JDA Software Group, Inc.**
               Registration Statement on Form S-4
               Filed November 19, 2009
               File No. 333-163215

Dear Mr. Bridge:

We have limited our review of your registration statement to those issues addressed in our comments below. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

What i2 Stockholders Will Receive in the Merger, page 2

1.   You disclose that the exchange ratio will be adjusted if the application of the unadjusted exchange ratio would result in JDA issuing in excess of 19.9% of the outstanding JDA common stock. You further disclose that the application of the unadjusted exchange ratio would have this result only if the market price of JDA common stock exceeds approximately $80 per share at the effective time. Given that the number of shares of JDA common stock issuable in exchange for each share of outstanding i2 common stock will not be determined with reference to the market price of JDA common stock, please clarify this disclosure. If such a rise in the market price of the JDA common stock would result in an increase in the number of company options for which merger consideration would be payable, and would therefore correspondingly result in an increase in the number of shares issuable in connection with the merger, please disclose this clearly.

Merger Agreements and Other Related Agreements, page 64

Representations and Warranties, page 67

2.   We note your statement in this section that the merger agreement is not intended to provide any factual information about i2 or JDA other than the terms of the merger agreement, and that such other factual information can be found elsewhere in the proxy statement and in the other public filings each company makes with the Commission. Please revise to remove any potential implication that the merger agreement does not constitute public disclosure under the federal securities laws. We would not object to a statement that the terms and information in the merger agreement should not be relied upon as disclosures about the merger parties without consideration of the entirety of the public disclosures about the merger parties as set forth in all of their respective public reports with the Commission.

Item 22. Undertakings, page II-2

3.   Please include the appropriate undertakings called for by Items 512(a)(5) and (6) of Regulation S-K or tell us why you believe these undertakings are not required.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Matthew Crispino at (202) 551-3456. If you thereafter require further assistance, you may contact me at (202) 551-3462.

Sincerely,

David L. Orlic
Staff Attorney

cc: Via Facsimile: (480) 606-5524
        Steven D. Pidgeon, Esq.
        DLA Piper LLP (US)